Exhibit 12

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)	Actual Year 10/04	Actual Year 10/03	Actual Year 10/02	Actual Year 10/01	Actual Year 10/00
Net Income (Loss)	348,681	257,380	137,696	63,686	33,163
Add:
Federal and State Inc Taxes	201,091	154,138	88,034	42,668	18,655
Interest Expensed Res & Comm	75,042	63,658	60,371	51,446	34,956
Interest Expensed Mtg & Fin Subs	2,765	2,487	2,337	3,180	2,491
Amort. of Bond Prepaid Exp.	10,999	2,978	2,119	976	670
Amort. of Bond Discount	571	514	441	367	30
Total Earnings	639,150	481,155	290,998	162,323	89,965

Fixed Charges:
Interest Incurred Res & Comm	87,674	66,332	57,406	47,272	38,878
Interest Incurred Mtg & Fin Subs	2,765	2,487	2,337	3,180	2,491
Amort. of Bond Prepaid Exp.	10,999	2,978	2,119	976	670
Amort. of Bond Discount	571	514	441	367	30
Total Fixed Charges	102,010	72,311	62,303	51,795	42,069

Ratio	6.3	6.7	4.7	3.1	2.1